UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(MARCH 4, 2011)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Diversinet Corp. Announces Fiscal 2010 Annual Results

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: MARCH 4, 2011

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Corp. Reports Fourth Quarter and Fiscal 2010 Results

TORONTO, March 4, 2011 -- Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leader in “connected and protected” mobile healthcare communications, reported its fourth quarter and fiscal 2010 results for the period ended December 31, 2010. All dollar amounts are in U.S. dollars. Effective for the 2010 fiscal year, the company has adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of its consolidated financial statements for Canadian and U.S. reporting requirements, and in this release has restated comparative historical periods accordingly.

“In 2010, Diversinet advanced the commercial introduction of its secure mobile health care solutions, highlighted by new commercial and government contracts,” said Albert Wahbe, Diversinet’s chairman and CEO. “We also released new mobile health products and enhancements, obtained important new patents, and furthered our more focused mobile health strategy.”

Q4 and Fiscal 2010 Financial Highlights

Revenues for the fourth quarter were $106,000 compared to $2.1 million in the same year-ago period. Revenues for the full year were $4.9 million compared to $8.0 million in 2009. Revenues in 2010 included $3.7 million from AllOne Mobile Corporation (“AllOne”) versus $6.5 million in 2009. In June 2010 Diversinet reached a settlement with AllOne and its parent company, AllOne Heath Group, whereby Diversinet’s 2008 license and revenue share agreement with AllOne was ended and AllOne paid Diversinet $4 million to settle any future obligations. In addition, the parent company of AllOne returned for cancellation all of the common shares of Diversinet it owned, totaling nearly 7 million shares. This represented a reduction of approximately 14% of Diversinet’s issued and outstanding common shares. The stock-purchase agreement between the parent company and Diversinet, including certain common share put rights and board representation rights was also terminated. Diversinet retained complete ownership and control over the intellectual property it developed during its relationship with AllOne.

Net loss for the fourth quarter was $1.5 million or $(0.04) per share, compared to the year-ago quarter of $406,000 or $(0.01) per share. Fourth quarter 2010 net loss included non-cash items of $129,000 in stock-based compensation expense and $17,000 in depreciation, and a foreign exchange gain of $91,000. This compares with non-cash items in the year-ago quarter of $448,000 in stock-based compensation and $20,000 in depreciation, and a foreign exchange gain of $138,000.

Net income for the year was $1.9 million or $0.04 per share, unchanged from $1.9 million or $0.04 per share in 2009. Included in the full-year net income were non-cash items of $3.1 million related to the canceled shares discussed above, $659,000 in stock-based compensation and $66,000 in depreciation, and a foreign exchange gain of $190,000. This compares with non-cash items in 2009 of $1.2 million in stock-based compensation and $76,000 in depreciation, and a foreign exchange gain of $1.3 million.

Cash and cash equivalents totaled $12.5 million at December 31, 2010, as compared to the previous year’s balance of $12.7 million.

2010 Operational Highlights

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In 2010, Diversinet significantly advanced the capabilities of its secure mobile health product offering. The company introduced MobiSecure® SMS, which allows healthcare organizations and providers to exchange sensitive information with customers over a wider range of mobile devices and service plans while maintaining a secure and trusted environment. Diversinet also introduced Release 4.0 of MobiSecure Publisher, which features new advanced personalization tools ideally suited to healthcare organizations. With MobiSecure’s turn-key capability, this customization now can be accomplished without undergoing extensive product development and testing, while also maintaining feature flexibility, security and branding.

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Diversinet was awarded three patents designed to provide wireless carriers, device vendors and other members of the mobile ecosystem advanced methods for resolving two of the industry’s biggest problems: security and fragmentation. With the addition of these three patents, Diversinet’s intellectual property portfolio has 15 patents in the U.S., Canada and Israel, with 33 patents pending.

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Mark Trigsted was appointed to the new position of Executive Vice President, Healthcare, with responsibilities for global business development and sales. Trigsted is leading the expansion of Diversinet’s partner network and customer base in the growing market for mobile healthcare applications. To support him, the company added three U.S.-based sales executives with deep and diverse healthcare-IT experience.

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In June, Col. Ronald Poropatich, M.D., the deputy director of the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command), presented the results of the Army’s mCare program to the U.S. House of Representatives’ Veterans Affairs Health Subcommittee. mCare is the Army’s mobile health application for wounded warriors, powered by Diversinet’s MobiSecure platform. In November, following the successful conclusion of the one-year pilot program, the Army awarded Diversinet a five-year contract to support expansion of mCare. Under this contract, the Army licensed MobiSecure SMS for the first time.

Subsequent to year-end, Diversinet’s board of directors renewed CEO Wahbe’s employment agreement for an additional year (until March 31, 2012). The board believes his leadership will continue to be important to Diversinet’s success in the healthcare marketplace.

“As we begin 2011, we remain focused on the key elements of the our mobile health strategy, which includes introducing new products and product enhancements to support mobile health applications, and expanding our network of healthcare partners,” said Wahbe, “and we are already seeing results. Based on the strong progress of our Mihealth pilot program, which is providing a secure mobile personal health record application to patients of Blue Sky Family Health, we recently entered into a five-year, $5 million exclusive Canadian reseller agreement with Mihealth Global Systems for our MobiSecure health solutions. This new relationship enables us to focus on the large opportunities emerging in the U.S., while Mihealth Global Systems serves Canada and other international markets.”

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides a patented and proven secure application platform that enables healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to anyone, anytime, anywhere, on mobile devices. Diversinet’s MobiSecure® platform helps payers and providers meet growing needs for safe, convenient, on-the-go storage and sharing of personal health data. Connect with Diversinet Corp. at www.diversinet.com. Its tagline is “Healthcare. Connected and Protected.”

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

rboth@liolios.com

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2010	2009
Assets
Current assets:
Cash and cash equivalents	$ 12,458,750	$ 12,667,842
Accounts receivable, net	75,150	79,717
Prepaid expenses	52,773	35,182
Total current assets	12,586,673	12,782,741

Property and equipment, net	180,983	218,126
Total assets	12,767,656	$ 13,000,867

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 143,253	$ 148,531
Accrued liabilities	562,994	296,255
Deferred revenue	45,167	134,000
Total current liabilities	751,414	578,786

Contingently puttable common stock	–	5,000,000

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
42,285,171 (48,335,872 – 2009)
common shares	85,583,198	94,276,106
Additional paid-in capital	19,346,409	7,940,124
Share purchase warrants	21,242	7,732
Deficit	(91,413,886)	(93,281,160)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	12,016,242	7,422,081

Total liabilities and shareholders’ equity	$ 12,767,656	$ 13,000,867

DIVERSINET CORP.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(In United States dollars)

For the year ended December 31	2010	2009	2008
Revenues	$ 4,931,834	$ 7,972,929	$ 4,614,790
Cost of revenues	22,860	175,138	307,946
Gross margin	4,908,974	7,797,791	4,306,844

Expenses:
Research and development	3,112,225	3,351,742	2,601,833
Sales and marketing	1,783,211	1,448,000	1,862,337
General and administrative	1,888,908	2,326,380	2,512,454
Depreciation	65,788	75,559	154,881
	6,850,132	7,201,681	7,131,505

Income (loss) before the undernoted:	(1,941,158)	596,110	(2,824,661)

Foreign exchange gain	190,448	1,253,375	655,020
Interest income	57,277	61,314	220,308
Other income	3,560,707	–	–
Net income (loss) for the year and comprehensive net income (loss)	1,867,274	1,910,799	(1,949,333)

Basic and diluted earnings (loss) per share	$ 0.04	$ 0.04	$ (0.04)
Weighted average common shares outstanding	45,029,121	47,191,669	44,454,008
Weighted average fully diluted common shares outstanding	45,029,121	47,295,515	44,454,008

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2010	2009	2008

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$ 1,867,274	$ 1,910,799	$ (1,949,333)
Items not involving cash:
Depreciation	65,788	75,559	154,881
Foreign exchange gain	(167,297)	(1,151,363)	(590,836)
Other income	(3,060,707)	-	-
Stock-based compensation expense	658,991	1,195,570	1,389,323
Changes in non-cash working capital:
Accounts receivable	4,567	(79,717)	122,687
Prepaid expenses	(17,591)	22,164	5,759
Accounts payable	(5,278)	(19,547)	(81,424)
Accrued liabilities	266,738	(215,706)	(219,500)
Deferred revenue	(88,833)	(2,512,356)	2,515,395
Cash provided by (used in) operations	(476,348)	(774,597)	1,346,952

Financing activities:
Issue of common shares and warrants for cash	128,604	254,075	1,773,500
Cash provided by financing activities	128,604	254,075	1,773,500

Investing activities:
Purchase of property and equipment	(28,645)	(38,421)	(30,152)
Cash used in investing activities	(28,645)	(38,421)	(30,152)

Foreign exchange gain on cash held in foreign currency	167,297	1,151,363	590,836

Net increase (decrease) in cash and cash equivalents	(209,092)	592,420	3,681,136

Cash and cash equivalents, beginning of year	12,667,842	12,075,422	8,394,286

Cash and cash equivalents, end of year	$ 12,458,750	$ 12,667,842	$ 12,075,422

Supplemental cash flow information:
Interest received	57,277	61,314	220,308

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board	284,750	414,188	588,489

Cash and cash equivalents is comprised of:
Cash	443,684	563,471	762,266
Cash equivalents	12,015,066	12,104,371	11,313,156
	$ 12,458,750	$ 12,667,842	$ 12,075,422